

March 24, 2025

Christopher Hemmeter
Chief Executive Officer
Thayer Ventures Acquisition Corp II
25852 McBean Parkway
Suite 508
Valencia, CA 91355

> **Re: Thayer Ventures Acquisition Corp II**
> **Registration Statement on Form S-1**
> **Filed March 14, 2025**
> **File No. 333-285830**

Dear Christopher Hemmeter:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2025 letter.

Form S-1 filed March 14, 2025

Cover Page

1. We note your response to prior comment 3 that you no longer expect to seek extensions of the completion window and your revised disclosure. It remains unclear whether you may extend the completion window. Please state clearly whether you may seek to extend the time to complete a business combination, including any limitations on extensions. Please refer to Item 1602(b)(4) of Regulation S-K.

Conflicts of Interest, page 36

2. Refer to prior comment 5. Given that officers or directors are or will be required to present a business combination opportunity to other entities, please state clearly that there may be actual or potential material conflicts of interest between your

directors and officers, sponsor and its affiliates on the one hand, and purchasers in this offering on the other hand given the officers or directors are required to present any business combination opportunity to other entities. Explain clearly your basis for the statement that you do not believe such conflicts will materially impact your ability to complete your initial business combination.

Financial Statements
Notes to Financial Statements, page F-7

3.   Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Ruairi Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John T. McKenna, Esq.